

June 22, 2012

<u>Via E-mail</u>

Michael J. Foster
General Counsel
Tronox Limited
One Stamford Plaza
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901

> **Re: Tronox Limited**
> **Registration Statement on Form S-1**
> **Filed June 1, 2012 and amended on June 18, 2012**
> **File No. 333-181842**

Dear Mr. Foster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the following comments address the transaction covered by and the disclosure contained in the amended registration statement filed on June 18, 2012.

2.   Given that the issuance of the Class A ordinary shares underlying the warrants appears to have been covered in the Form S-4 (File No. 333-178835), please explain supplementally why you have filed the current registration statement. Also, to the extent you concur that the Form S-4 covered the transaction registered on this Form S-1, please tell us whether you intend to file a post effective amendment to the Form S-4 to deregister the 841,302 Class A ordinary shares covered by that registration statement.

3.   We note the press release dated June 15, 2012, available at www.tronox.com, announcing the closing of the merger transaction with Exxaro. Please revise the relevant sections of

the registration statement to reflect the closing of the merger transaction. In this regard, we note that you continue to include information that is subject to change since it is dependent upon consummation of the merger. For example, refer to disclosure on pages 13, 46, 176, and 228.

4. Please revise the "Management" and "Security Ownership of Certain Beneficial Owners and Management" sections of the prospectus to provide disclosure on behalf of the Tronox Limited and not Tronox Incorporated.

Calculation of Registration Fee Table

5. Please revise footnote (1) to characterize the Class A ordinary shares subject to registration as being issuable upon the "exercise" and not upon "exchange of warrants." Please also remove references to "shares of common stock."

Prospectus Cover Page

6. Please revise the prospectus cover page to appropriately and concisely reflect the nature of the offering. Please ensure to briefly disclose the material terms of the New Warrant Agreement and discuss the nature of the warrant holders.

The Warrants and the Offering, page 13

7. Please expand your disclosure on page 13 to state that at the time of the Tronox Incorporated reorganization under Chapter 11 of the Bankruptcy Code, the issuance of the warrants was exempt from the registration in reliance upon Section 1145 of the Bankruptcy Code. In addition, please provide a brief summary of the provisions of the merger agreement relating to the treatment of the outstanding warrants of Tronox Incorporated in the merger and whether the New Warrant Agreement is reflective of the relevant provisions of the merger agreement. Since you are now registering less than 1,050,097 Class A ordinary shares underlying the warrants (refer to the original Form S-1 submission), please clarify whether some of the warrants were exercised in connection with the closing of the merger transaction.

Description of Capital Stock, page 228

8. Please include Item 202 of Regulation S-K disclosure describing the warrant terms, how they may be exercised, and provide a summary of the material provisions of the New Warrant Agreement. Please either file or incorporate by reference the amended and restated warrant agreement.

Plan of Distribution, page 239

9. Please note that the Plan of Distribution disclosure should address the distribution of

Class A ordinary shares following the exercise of the warrants, and not the resale of these Class A ordinary shares. In this regard, we also note that the disclosure does not address the requirements of paragraph (c)(3) and (d) of Item 508 of Regulation S-K. Please advise or revise your disclosure accordingly.

Exhibit 3.1 Form of Constitution of Tronox Limited

10.   Please file the constitution of Tronox Limited in its final form.

Exhibit 5.1 Opinion of Ashurst Australia

11.   Please have counsel revise its opinion to reflect the correct number of shares covered by the registration statement. In addition, the first paragraph of the legal opinion should state that the registration statement is covering the Class A ordinary shares issuable pursuant to the exercise of the company's outstanding warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Era Anagnosti, Staff Attorney at (202) 551-3369 or, in her absence, me at (202) 551-3397 with any questions.

                                           Sincerely,

                                           /s/ Jay Ingram

                                         Jay E. Ingram
                                         Legal Branch Chief

cc: <u>Via E-mail</u>
         Christian O. Nagler, Esq.
          Kirkland & Ellis LLP